UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

Commission File Number:

Energy Recovery, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34112	01-0616867
(State or other jurisdiction of incorporation)	Commission File Number	(IRS Employer Identification No.)

1717 Doolittle Drive, San Leandro, CA		94577
(Address of Principal Executive Offices)		(Zip Code)

Alexander J. Buehler - (510) 483-7370

(Name and Telephone Number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

Reasonable Country of Origin Inquiry

Energy Recovery, Inc. (“we”, “our”), in good faith, conducted a reasonable country of origin inquiry (“RCOI”) of our suppliers using the Electronic Industry Citizen Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) Due Diligence Request Template. The scope of the survey was to determine whether any of the conflict minerals as defined in Section 1502(c)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (the “Covered Countries”) as defined by the Act. The conflict minerals include columbite-tantatlite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (“3TG metals”).

Our inquiry included an understanding of our products for which conflict minerals or 3TG metals were necessary to the functionality or production of such products. As part of the RCOI process, we performed a scoping exercise to understand our supply chain, including the relevant supplier population and the products or components procured from such suppliers. We surveyed our suppliers using the EICC-GeSI Due Diligence Request Template, adopted a framework for evaluating responses from suppliers, and identified potential red flags in the supplier responses. We also adopted a company-level policy on conflict minerals that has been published on our website at www.energyrecovery.com.

Based on the analysis of our products and suppliers, we concluded that some of our products contain one or more of the 3TG metals, and that these metals are necessary to the product’s functionality or production. Consequently, the products we manufacture are subject to the reporting obligations of Rule 13p-1 of the Securities Exchange Act of 1934.

Based on our approach as noted above, we believe that we have conducted a RCOI in good faith for the calendar year ended December 31, 2013. We have documented the performance of the RCOI, our analysis of the supplier responses, and the scoping of our products and suppliers for our internal record-keeping purposes.

Results of our RCOI

As of the date of this filing, based on our supplier responses to our survey and our analysis of such responses as they apply to the calendar year ended December 31, 2013, we cannot ascertain the source mine or country of origin of the relevant conflict minerals or 3TG metals and/or their derivatives used in our products. Accordingly, we have continued to proceed with additional due diligence procedures for the purpose of determining the status of our products as it pertains to the source and chain of custody of any such conflict minerals.

Exercise Due Diligence on the Source and Chain of Custody of Our Conflict Minerals

We are required to exercise due diligence on the source and chain of custody of conflict minerals and to follow a nationally or internationally recognized due diligence framework. Our due diligence measures have been designed to conform, in all material respects, with the framework in the Organization of Economic Cooperation and Development Due Diligence Guidance for Responsible Chains of Minerals from Conflict-Affected and High-Risk Areas. We have adopted and communicated our conflict mineral policy to our suppliers and customers, as well as implemented RCOI to our new and existing suppliers. In addition, there are programs in place to encourage our suppliers to source from certified conflict-free smelters.

This Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 to this report, are publicly available on our website at www.energyrecovery.com, under Investor Relations, SEC Filings.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: Energy Recovery, Inc.

/s/ ALEXANDER J. BUEHLER	Chief Financial Officer	May 30, 2014
Alexander J. Buehler	(Principal Financial Officer)